

SECURITIES AND EXCHANGE COMMISSION

05043145

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ViewTrade Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7280 W. Palmetto Park Rd.
(No. and Street)

Boca Raton	**FL**	**33433**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James St. Clair **(561) 620-0306**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	**Greenwood Village**	**CO**	**80111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James St. Clair**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ViewTrade Securities, Inc.**, as of **December 31**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title


MEGAN K. WALLACE
MY COMMISSION EXPIRES
March 7, 2009
#DD 388180
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ViewTrade


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH. D.C. 209 SECTION

May 27, 2005

TO: Securities and Exchange Commission

FROM: James StClair
CFO

RE: Audited Financials
CRD # 46987

Attached please find the amended 2004 Audited Financial Statements for ViewTrade Securities, Inc.

In May 2005, subsequent to the issuance of the Company's financial statements, the Company reached an agreement with the National Association of Securities Dealers, Inc. Though the initial findings of the NASD were not known by the firm until the first quarter of 2005 and the final reduced settlement reached until May, the firm felt the inclusion of the $185,000 settlement as of December 31, 2004 and the charge to operations for the year then ended was appropriate.

Please contact the above at 561-620-0306 if there are any questions.


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH. D.C.
209
SECTION

VIEWTRADE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2004

VIEWTRADE SECURITIES, INC.

CONTENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
ViewTrade Securities, Inc.

We have audited the accompanying statement of financial condition of ViewTrade Securities, Inc. as of December 31, 2004, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ViewTrade Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

As discussed in Note 6 to the financial statements, the Company's 2004 other liabilities and settlement expense previously reported as $934 and $0, respectively, should have been $185,934 and $185,000, respectively. This discovery was made subsequent to the issuance of the financial statements. The financial statements have been restated to reflect this correction.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 11, 2005, except for Note 6, as to which the date is May 23, 2005

VIEWTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 455,537
Due from clearing broker	748,854
Securities owned, at market value	126,511
Deposit with clearing broker	100,000
Other receivables	132,800
Due from related party	159,711
Property, equipment, and software, net of accumulated depreciation and amortization of $266,680	127,558
Other assets	53,594
Total assets	**$ 1,904,565**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued commissions and payroll	$ 130,140
Accounts payable	129,114
Securities sold, not yet purchased	20,149
Other liabilities (Note 6)	185,934
Total liabilities	465,337
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 2)	312,000
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)	
SHAREHOLDER'S EQUITY: (Note 3)	
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	1,932,299
Deficit	(805,072)
Total shareholder's equity	1,127,228
Total liabilities and shareholder's equity	**$ 1,904,565**

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commissions	$ 3,387,977
Trading profit, net	2,490,034
Investment banking	33,385
Other income	716,824
Total revenues	6,628,220
EXPENSES:	
Clearance and floor brokerage fees	2,380,850
Salaries, wages and benefits	1,368,225
Commissions	936,000
General and administrative	661,186
Communications and data processing	375,627
Professional fees	103,537
Occupancy expenses	171,520
Settlement expense	185,000
Advertising and promotion	52,566
Depreciation and amortization	49,256
Total expenses	6,283,767
NET INCOME BEFORE INCOME TAXES	344,453
Income taxes (Note 3)	-
NET INCOME	$ 344,453

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock		Additional Paid-In	
	Shares	Amount	Capital	Deficit
BALANCES, December 31, 2003	100	$ 1	$ 1,932,299	$ (1,149,525)
Net income	-	-	-	344,453
BALANCES, December 31, 2004	**100**	**$ 1**	**$ 1,932,299**	**$ (805,072)**

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS DECEMBER 31, 2004

BALANCE, December 31, 2003	$ 312,000
Accrued interest	12,000
Payments of accrued interest	(12,000)
BALANCE, December 31, 2004	$ 312,000

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	344,453
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		49,256
Increase in receivable from clearing broker		(347,967)
Increase in securities owned, at market value		(71,942)
Decrease in other receivables		41,524
Increase in due from related parties		(120,431)
Decrease in other assets		16,423
Decrease in accrued commissions and payroll		(9,535)
Decrease in accounts payable		(80,975)
Decrease in securities sold, but not yet purchased		(479)
Increase in other liabilities		155,934
Net cash flows used in operating activities		(23,739)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Furniture and equipment purchases		(25,380)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(49,119)
CASH AND CASH EQUIVALENTS, at beginning of year		504,656
CASH AND CASH EQUIVALENTS, at end of year	**$**	**455,537**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	**$**	**26,133**

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

ViewTrade Securities, Inc. (the "Company") was incorporated in Delaware in May 2000. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of ViewTrade Holding Corporation.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Securities Owned or Sold, but not yet Purchased

Securities owned or sold, not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. The Company records proprietary transactions, commission revenue and related expenses on a trade date basis.

Depreciation

The Company provides for depreciation of furniture, equipment and software on a straight-line basis over the estimated lives of the related assets ranging from 3 to 7 years.

Income Taxes

The Company files a consolidated income tax return with its parent and provides for income taxes as if the Company filed separately.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space, facilities and equipment from unrelated parties under noncancellable operating leases. At December 31, 2004, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

2005	$	65,849
2006		4,910
2007		2,864
	$	73,623

Total rental expense of approximately $122,000 including the noncancellable leases referred to above, was charged to operations during the year ended December 31, 2004.

At December 31, 2004, the notes payable shown on the accompanying statement of financial condition represents amounts owed to the shareholder under two separate subordinated loan agreements. The notes bear interest at 8% and are due on May 30, 2006 and July 30, 2006. Accrued interest at December 31, 2004 was $12,000 and is included in the notes payable in the accompanying statement of financial condition. The notes are approved by the National Association of Securities Dealers, Inc. as subordinated loans, and thus are available in the computation of net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they cannot be repaid.

The Company has entered into a license agreement with a provider of certain internet services and content. The Company entered into a two year agreement commencing December 10, 2002 requiring a prepayment of $100,000 and the remainder due in quarterly installments.

NOTE 3 - INCOME TAXES

During the year ended December 31, 2004, the Company used approximately $512,000 of its net operating loss carryovers, to offset income taxes currently due. The Company has a remaining net operating loss carryover of approximately $519,000 expiring through 2024, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2004 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets:	
Timing differences due to depreciation and accrued settlements	$ 176,000
Valuation allowance for deferred tax assets	(176,000)
	$ -

The valuation allowance decreased $239,140 for the year ending December 31, 2004.

NOTE 4- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2004, the Company had net capital and net capital requirements of $946,588 and $656,500. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.47 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a retail brokerage house and deals primarily in equity securities (in which it may act as a market maker) which it buys and sells on behalf of its customers on a fully disclosed basis, and for itself in its own trading activities.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (continued)

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities declines subsequent to December 31, 2004. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2004 market value of the securities. The Company may incur a loss if the market value of the securities increases subsequent to December 31, 2004.

The Company's financial instruments, including cash and cash equivalents, receivables, payables and other liabilities are carried at amounts that approximate fair value, due to the short-term nature of the instruments. Securities owned and securities sold, not yet purchased are valued at market value using quoted market prices.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss, should the bank cease business.

NOTE 6 - SETTLEMENT OCCURRING SUBSEQUENT TO YEAR END

In May 2005, subsequent to the issuance of the Company's financial statements, the Company reached a settlement agreement with the National Association of Securities Dealers, Inc. The Company agreed to pay $185,000 to the NASD. This amount was accrued for as of December 31, 2004 and was charged to operations for the year then ended.

SUPPLEMENTARY INFORMATION

VIEWTRADE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

CREDIT:		
Shareholder's equity	$	1,127,228
Liabilities subordinated to claims of general creditors		312,000
Total credits		1,439,228
DEBITS:		
Nonallowable assets:		
Other receivables		132,800
Due from related party		159,711
Property, equipment, and software, net		127,558
Other assets		53,594
Total debits		473,663
Net capital before haircuts on securities positions		965,565
Haircuts on securities positions		18,977
NET CAPITAL		946,588
Minimum requirements of 6-2/3% of aggregate indebtedness of $445,188 or market maker requirements of $656,500, whicher is greater		656,500
Excess net capital	**$**	**290,088**
AGGREGATE INDEBTEDNESS:		
Accrued commissions and payroll	$	130,140
Accounts payable		129,114
Other liabilities		185,934
TOTAL AGGREGATE INDEBTEDNESS	**$**	**445,188**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.47 to 1**

VIEWTRADE SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2004

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	1,131,588
Adjustments:		
Increase in expenses		(185,000)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**946,588**

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
ViewTrade Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of ViewTrade Securities, Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ViewTrade Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of ViewTrade Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

In addition, our review indicated that ViewTrade Securities, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k (2)(ii) as of December 31, 2004, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.


Spicer Jeffries LLP

Greenwood Village, Colorado
February 11, 2005

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

The Board of Directors
ViewTrade Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of ViewTrade Securities, Inc. for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission, ("CFTC") we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ViewTrade Securities, Inc. that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to regulation 1.17. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act nor the daily computations of the foreign futures and the foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Company does not carry customer accounts nor foreign futures and options customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal courses of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of ViewTrade Securities, Inc.. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used for any other purposes.



Greenwood Village, Colorado
February 11, 2005